UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Avenida Jujuy 2013

Ciudad Autónoma de Buenos Aires, Argentina C1247ABI

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Despegar.com—2023 Annual General Meeting of Shareholders

On December 11, 2023, Despegar.com, Corp. (the “Company”) held its 2023 annual general meeting of shareholders in Buenos Aires, Argentina. Shareholders accounting for 41,338,340 of the Company’s shares, which represented 57.78% of the voting power entitled to vote at the meeting, were present in person or by proxy, representing a quorum. At the meeting, Nilesh Lakhani was re-elected as a Class III Director of the Company to hold office for a further three-year term until the conclusion of the Company’s annual meeting in the calendar year 2026, Damián Scokin was re-elected as a Class III Director of the Company to hold office for a further three-year term until the conclusion of the Company’s annual meeting in the calendar year 2026, the advisory proposal to ratify the re-appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2023 was approved, and the amendment to article 11.11(a) of the Company’s Articles of Association in relation to the quorum requirements for any adjourned meeting of the shareholders of the Company was approved. Mr. Lakhani received 24,498,829 “for” votes, 13,154,249 “against” votes and 3,685,262 abstentions. Mr. Scokin received 37,866,347 “for” votes, 3,470,088 “against” votes and 1,905 abstentions. PricewaterhouseCoopers LLP received 41,099,009 “for” votes, 235,635 “against” votes and 3,696 abstentions. The proposal to amend article 11.11(a) of the Company’s Articles of Association received 41,327,205 “for” votes, 4,485 “against” votes and 6,650 abstentions.

Amended and Restated Memorandum and Articles of Association

In connection with the approval of the proposal to amend the Company’s Articles of Association, the Company filed with the Registrar of Corporate Affairs of the British Virgin Islands an Amended and Restated Memorandum of Association and Articles of Association (the “Memorandum and Articles”) for the purposes of amending article 11.11(a). The amendment reduces the quorum for an adjourned meeting (as described in the Memorandum and Articles) to one-third of the votes of the shares entitled to vote.

The foregoing summary of the Memorandum and Articles is qualified in its entirety by reference to the full text of the Memorandum and Articles, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Exhibit Index

Exhibit Number	Exhibit Title

3.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp.